Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

December 2, 2013	NR 13 - 10

Animas appoints Mark T. Brown as President & CEO

Animas Resources Ltd. (TSX.V: ANI) Board of Directors today announced that Mark T. Brown, chairman of the Board of Directors, has been appointed as the interim President and CEO of Animas.

Mr. Brown is a financial executive whose focus on building companies with a strong financial position, value adding M&A transactions and a tight share structure, will be an asset to Animas with its current transaction underway, and possibly future M&A activity to come. Mr. Brown is a Director of other resource companies and has worked at TSE 300 gold producing companies, and founded several exploration companies, one of which was listed on the NYSE Market exchange. Mr. Brown is also a significant shareholder of Animas Resources Ltd.

“We are thankful for John’s leadership over the past years as the Company undergoes a transformation from mineral exploring to focusing on bringing the Santa Gertrudis Gold Project back to production.  With the letter of intent signed with GoGold Resources Inc. regarding the acquisition transaction of the Santa Gertrudis Gold Project, both John and the Board believe that this is a good transition point,” said Mr. Brown.  “We are happy to have John remained as a valuable director and advisor in completing this transaction with GoGold and wish John the best in his future endeavors.”

“I am proud of our accomplishments over the past years as we finalize the transaction with GoGold,” said Mr. Wilson.  “I am sincerely grateful for the support I have received from the Board of Directors as well as our shareholders.  The Santa Gertrudis Gold Project is now well positioned to become a gold producing mine again.  While I am transitioning as CEO, I will remain an advisor and Director of Animas.”

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

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Interim President & CEO, Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.